UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

ConvergeOne Holdings, Inc.

(Name of Subject Company)

ConvergeOne Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Mehdi Khodadad

John T. McKenna

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by ConvergeOne Holdings, Inc., a Delaware corporation (“ConvergeOne”), with the Securities and Exchange Commission on November 21, 2018, relating to a tender offer (the “Offer”) by PVKG Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation, to acquire all of the outstanding shares of common stock of ConvergeOne, $0.0001 par value per share (the “Shares”), for $12.50 per Share, to be paid to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018, and the related Letter of Transmittal, each of which is contained in the Tender Offer Statement on Schedule TO, dated November 21, 2018, and may be amended or supplemented from time to time.

ConvergeOne believes that no further disclosure is required to supplement the Schedule 14D-9 under applicable law; however, to avoid any risk that stockholder litigation, as further described in Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings”, may delay or otherwise adversely affect the consummation of the Offer and to minimize the expense of defending such actions, ConvergeOne is making available certain additional information (which it considers immaterial) to its stockholders in this Amendment No. 2 (excluding the amendment to Item 5 of the Schedule 14D-9, as described below, which amendment is solely for the purpose of providing stockholders of ConvergeOne with an update on the status of the acquisition described therein and not in response to or as a result of any stockholder litigation). Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain disclosures as set forth below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by deleting the second full paragraph on page 22 of the Schedule 14D-9 under the heading “(iii) Certain Financial Projections” and replacing it with the following paragraph:

“The Projections were prepared by management for internal use. The Projections were not prepared with a view toward public disclosure or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability. The Projections include “non-GAAP financial measures,” which are financial measures that are not calculated in accordance with GAAP. The non-GAAP financial measures in the Projections were relied upon by Raymond James, William Blair and Jefferies for purposes of their respective opinions and by our board of directors or special transaction committee of directors in connection with its consideration of the Offer and the Merger. Financial measures provided to a financial advisor in these circumstances are excluded from the definition of non-GAAP financial measures for purposes of SEC rules and, therefore, are not subject to SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of the non-GAAP financial measures in the Projections were not relied upon by Raymond James, William Blair or Jefferies for purposes of their respective opinions or by our board of directors or special transaction committee of directors in connection with its consideration of the Offer or the Merger. Accordingly, we have not provided a reconciliation of the non-GAAP financial measures included in the Projections to the relevant GAAP financial measures. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude items, including charges and credits, that are required to be included in a GAAP presentation.”

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by deleting the table on page 22 of the Schedule 14D-9 under the heading “Projections” and replacing it with the following table:

	2017	2018				FY
($ in millions)	Q4	Q1	Q2	Q3	Q4	2018E	2019F	2020F	2021F	2022F
Total Revenue	$330.0	$352.1	$408.4	$417.3	$426.4	$1,604.3	$1,722.7	$1,864.2	$2,027.3	$2,192.0
Total Gross Profit	$101.0	$105.2	$124.1	$125.6	$128.7	$483.6	$521.6	$566.4	$627.7	$690.5
Total SG&A	$69.2	$69.9	$72.8	$75.2	$80.7	$298.5	$315.3	$336.6	$364.6	$393.8
Pro Forma Adjusted EBITDA	$31.8	$35.3	$51.3	$50.4	$48.1	$185.1	$206.2	$229.8	$263.0	$296.7
Addbacks
Share-Based Compensation Expense	$(0.8)	$(6.4)	$(0.0)	$(0.8)	$(0.8)	$(8.0)	$—	$—	$—	$—
Purchase Accounting Adjustments	$(0.3)	$(1.6)	$(1.7)	$(1.4)	$(1.0)	$(5.7)	$—	$—	$—	$—
Transaction Costs, Including Costs to Realize Synergies	$(8.1)	$(5.8)	$(6.2)	$(4.0)	$(3.0)	$(19.1)	$(2.0)	$—	$—	$—
Management Fee and Board of Directors Related Expense	$(0.5)	$(0.4)	$(0.4)	$(0.2)	$(0.1)	$(1.2)	$—	$—	$—	$—
One Time and Non-Recurring Process & Efficiency Improvements	$(2.5)	$(1.0)	$(2.4)	$(1.5)	$(1.5)	$(6.4)	$(1.0)	$—	$—	$—
Public Company Costs		$(0.0)	$(0.1)			$(0.1)
Other Out-of-Period Adjustments per QoE	$(2.6)	$(0.2)	$(0.9)			$(1.0)
Effect of Certain Acquisitions & Related Synergies	$(4.7)	$(11.0)	$(9.1)	$(5.8)	$(1.9)	$(27.8)	$—	$—	$—	$—
Total Addbacks	$(19.6)	$(26.4)	$(20.7)	$(13.7)	$(8.3)	$(69.1)	$(3.0)	$—	$—	$—

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by deleting the first full sentence on page 27 of the Schedule 14D-9 under the heading “Selected Public Company Analysis” and replacing it with the following sentence:

“The valuation multiples calculated by Raymond James on behalf of the Company and the results of the selected public companies analysis are summarized below:”

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by adding the following table immediately above the first table on page 27 of the Schedule 14D-9 under the heading “Selected Public Company Analysis”:

Enterprise Value / EBITDA
	TTM	CY18E	CY19E
CDW Corporation	12.9x	12.8x	11.9x
Insight Enterprises, Inc.	6.6x	6.4x	6.0x
Presidio, Inc.	8.8x	9.0x	8.4x
ePlus inc.	11.7x	11.5x	10.5x
PC Connection, Inc.	7.2x	7.3x	6.9x

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by deleting the last sentence of the first full paragraph on page 28 of the Schedule 14D-9 under the heading “Selected Transaction Analysis” and replacing it with the following sentence:

“The valuation multiples calculated by Raymond James on behalf of the Company and the results of the selected transactions analysis are summarized below:”

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by adding the following table immediately above the first table on page 28 of the Schedule 14D-9 under the heading “Selected Transaction Analysis”:

Announce Date	Target	Buyer	Enterprise Value / EBITDA
10/03/17	CompuCom Systems, Inc.	Office Depot, Inc.	9.6x
07/10/17	OnX Enterprise Solutions	Cincinnati Bell	6.9x
11/07/16	Datalink Corporation	Insight Enterprises, Inc.	7.9x
04/22/13	Softchoice Corporation	Birch Hill Equity Partners	6.1x
11/01/11	INX Inc.	Presidio, Inc.	6.7x
05/31/11	Agilysis Technology Solutions	OnX Enterprise Solutions Ltd.	7.4x
10/29/10	MSI System Integrators	Sirius Computer Solutions, Inc.	7.0x

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by deleting the penultimate paragraph on page 28 of the Schedule 14D-9 under the heading “Discounted Cash Flow Analysis” and replacing it with the following paragraph:

“The discounted cash flow analysis was based on the Projections. Raymond James calculated unlevered, after tax-free cash flow as pro forma adjusted EBITDA, less taxes (including the impact of depreciation and amortization), capital expenditures and changes in net working capital. Consistent with the periods included in the Projections, Raymond James used calendar year 2022 as the final year for the analysis and applied terminal growth rates, selected in Raymond James’ professional judgment and experience, ranging from 2.0% to 3.0%, to calendar year 2022 projected unlevered, after-tax free cash flow in order to derive a range of terminal values for the Company in 2022.”

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by adding the below table immediately following the first table on page 33 of the Schedule 14D-9 under the heading “Selected Public Company Analysis”:

	CDW Corporation	ePlus	Presidio	Insight Enterprises
Enterprise Value / LTM Adjusted EBITDA	12.9x	11.0x	8.8x	6.9x
Enterprise Value / CY2018E Adjusted EBITDA	12.7x	11.4x	9.0x	6.7x
Enterprise Value / CY2019E Adjusted EBITDA	11.8x	10.5x	8.4x	6.3x
CY2018E Price / Earnings (“P/E”)	17.4x	19.8x	27.4x	11.6x
CY2019E P/E	15.9x	16.7x	16.3x	10.8x

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by deleting the final sentence of the third full paragraph on page 33 of the Schedule 14D-9 under the heading “Selected Precedent Transactions Analysis” and replacing it with the following sentence and table:

“The transactions that were examined are set forth in the following table:”

Date Closed	Target	Acquiror	Enterprise Value / LTM Adjusted EBITDA
October 2017	OnX	CBB	6.9x	(1)
August 2017	NCI	HIG	9.6x
January 2017	Datalink	Insight Enterprises	7.9x
June 2013	Softchoice	Birch Hill	6.3x
October 2010	Dimension Data Holdings plc	Nippon Telegraph and Telephone	10.6x

(1)	Multiple calculation includes $15 million earn-out.

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by adding the following paragraph to page 34 of the Schedule 14D-9 immediately under the heading “Discounted Cash Flow Analysis”:

“For purposes of its discounted cash flow analyses, William Blair calculated unlevered, after-tax free cash flow as pro forma adjusted EBITDA (excluding stock based compensation, transaction and other costs, and public company costs), less taxes (including the impact of depreciation and amortization), capital expenditures and changes in net working capital.”

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by deleting the tables on page 41 of the Schedule 14D-9 under the headings “Value Added Resellers” and “IT Services” and replacing them with the following tables:

Value Added Resellers

	TEV/ CY2018E Adj. EBITDA	TEV/ CY2019E Adj. EBITDA
CDW Corporation	13.1x	12.2x
Insight Enterprises, Inc.	7.6x	7.1x

Presidio, Inc.	8.5x	7.9x
ePlus inc.	11.5x	10.5x
ScanSource, Inc.	9.1x	8.3x

IT Services

	TEV/ CY2018E Adj. EBITDA	TEV/ CY2019E Adj. EBITDA
Accenture plc	14.5x	13.4x
Cognizant Technology Solutions Corporation	11.2x	9.7x

Capgemini SE	11.3x	10.5x
Wipro Limited	10.6x	9.9x
Virtusa Corporation	16.6x	12.3x

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by deleting the table on page 41 of the Schedule 14D-9 under the heading “Selected Transactions Analysis” and replacing it with the following table:

Date Announced	Acquirer	Target	TEV/ LTM Adj. EBITDA
7/22/2018	Atos	Syntel, Inc.	13.5x
12/1/2017	Forum Merger Corporation	ConvergeOne, Inc.	8.5x

10/3/2017	Office Depot, Inc.	CompuCom Systems, Inc.	9.6x
7/3/2017	H.I.G. Capital	NCI, Inc.	9.8x
6/5/2017	Synnex Corporation	Westcon-Comstor (Americas bus.)	8.1x

12/6/2016	KKR	Optiv Security	14.7x
11/7/2016	Insight Enterprises	Datalink Corporation	7.9x
2/17/2016	Tianjin Tianhai Investment Company, Ltd.	Ingram Micro Inc.	10.5x

11/24/2015	CSC	UXC Limited	10.1x
8/3/2015	CDW Corporation	Kelway Limited	NA
4/27/2015	Capgemini SE	IGATE Global Solutions Limited	17.0x

12/1/2014	Apollo Global Management	Presidio Holdings, Inc.	NA
5/14/2014	Clearlake Capital Group, L.P.	ConvergeOne, Inc.	NA

4/22/2013	Birch Hill Equity Partners	Softchoice Corporation	6.2x

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by deleting the first sentence of the final paragraph on page 42 of the Schedule 14D-9 under the heading “Certain Additional Information” and replacing it with the following sentence:

“Jefferies reviewed data from 181 completed and pending acquisitions of U.S. publicly traded companies announced since January 1, 2015 with transaction values between $1.0 billion and $3.0 billion, including 36 acquisitions of U.S. publicly traded companies in the technology industry.”

Additionally, Item 4 of the Schedule 14D-9 is hereby amended by deleting the final paragraph on page 43 of the Schedule 14D-9 under the heading “Miscellaneous” and replacing it with the following paragraph:

“In the ordinary course of business, Jefferies and its affiliates may trade or hold securities in the Company, PVKG and certain of their respective affiliates and/or portfolio companies, as the case may be, for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities. As the Company’s board of directors was aware, Jefferies and its affiliates in the past have provided, currently are providing and in the future may provide financial advisory and financing services unrelated to the Transactions to the Company, PVKG, certain affiliates of PVKG (including portfolio companies of funds managed by PVKG), Clearlake and certain affiliates of Clearlake (including portfolio companies of funds managed by Clearlake), for which services Jefferies and its affiliates have received, and would expect to receive, fees for the rendering of such services. In the past two years, Jefferies has provided financial advisory and financing services to Clearlake and to certain portfolio companies of Clearlake for which Jefferies received aggregate fees of approximately $21 million, of which $1.25 million were fees paid by the Company to Jefferies for financial advisory services in connection with the special purpose acquisition company transaction which enabled the Company to become a Nasdaq-listed public company. Additionally, Jefferies has provided financial advisory and financing services to affiliates of PVKG for which Jefferies received aggregate fees of approximately $68 million. Jefferies may in the future seek to provide financial advisory and financing services to PVKG, Clearlake and their respective affiliates, for which Jefferies would expect to receive compensation. In addition, Jefferies maintains a market in the securities of the Company, and in the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of the Company or PVKG and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities.”

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended by deleting the first paragraph on page 44 of the Schedule 14D-9 under the heading “Item 5. Person/Assets Retained, Employed, Compensated or Used.” and replacing it with the following paragraph:

“Pursuant to each of Raymond James’s, William Blair’s, and Jefferies’s engagement letter with ConvergeOne, ConvergeOne retained Raymond James, William Blair, and Jefferies as its financial advisors in connection with the Offer and the Merger and to render each of Raymond James’s, William Blair’s, and Jefferies’s opinion to the ConvergeOne board of directors referred to in “Item 4. The Solicitation or Recommendation” above. Each of Raymond James’s, William Blair’s, and Jefferies’s opinion to the ConvergeOne board of directors does not constitute a recommendation to any stockholder of ConvergeOne as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger. Raymond James, William Blair, and Jefferies are each entitled to a nonrefundable fee of $1,000,000, $1,000,000 and $2,000,000, respectively, that became payable upon each of Raymond James’s, William Blair’s, and Jefferies’s delivery of its opinion on November 5, 2018 to our board. ConvergeOne has agreed to pay a fee of up to approximately $9.3 million to each of William Blair and Raymond James upon the consummation of the proposed Transactions. This fee assumes that the potential near-term acquisition of a target company identified by the Company (the “Potential Acquisition”) would be consummated prior to the closing of the Transactions, and such fee could be lower if such acquisition is not consummated. As disclosed in ConvergeOne’s Current Report on Form 8-K, filed on December 11, 2018, on December 11, 2018, ConvergeOne announced that it entered into an Agreement and Plan of Merger with VT Consolidated, Inc. and certain other parties named therein to effect the Potential Acquisition, which is expected to close during the second half of December, 2018. Whether or not the Offer or the Merger is consummated, ConvergeOne has agreed to reimburse each of Raymond James, William Blair, and Jefferies for certain of its out-of-pocket expenses and to indemnify Raymond James, William Blair, and Jefferies and related persons against various liabilities, including certain liabilities under the federal securities laws.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERGEONE HOLDINGS, INC.

By:	/s/ John A. McKenna, Jr.
Name:	John A. McKenna, Jr.
Title:	President, Chief Executive Officer and Chairman of the Board

Dated: December 12, 2018